Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-209645

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Offer for Canadian Oil Sands expires

•	Canadian Oil Sands sets shareholder meeting to approve final acquisition transaction

(All dollar amounts referenced are in Canadian dollars)

Calgary, Alberta (Feb. 22, 2016) – Suncor announced today that its Offer for all of the common shares and accompanying rights of Canadian Oil Sands Limited (“COS”) has expired and that a total of approximately 84.2 per cent of COS shares equating to approximately 408,097,416 common shares and accompanying rights have been tendered to Suncor’s Offer.

Since Suncor’s initial take up of shares on Feb. 5, 2016, approximately 11.4 per cent of additional COS shares equating to approximately 55,195,265 common shares and accompanying rights have been tendered. Suncor will take up all additional shares that were validly tendered into the Offer and not withdrawn and those shares will be paid for in accordance with the terms of the Offer.

COS shareholders whose shares are taken up today will receive 0.28 of a common share of Suncor for each COS share (subject to rounding for fractional shares), which will be paid in accordance with the terms of the Offer. Based on today’s closing trading price of Suncor’s common shares on the Toronto Stock Exchange, the take-up of shares today represents an implied acquisition price of $9.49 per COS share.

Following this additional take-up of shares, Suncor expects to complete a subsequent acquisition transaction to acquire the remaining COS shares, as outlined below.

COS shareholder meeting

In addition, COS announced today that it has entered into an amalgamation agreement with Suncor and certain wholly owned subsidiaries of Suncor, under which a subsequent acquisition transaction will be completed by way of an amalgamation of COS and a wholly-owned subsidiary of Suncor (the “COS Amalgamation”). A special meeting of COS shareholders will be held to consider this transaction on March 21, 2016 at 10:30 am (MT) at the Telus Convention Centre, 120 – 9th Avenue S.E., in Calgary, Alberta.

As Suncor exercises control and direction over greater than 66 2⁄3% of the outstanding COS shares, it is in a position to ensure the successful outcome of the shareholder vote in respect of this subsequent acquisition transaction. Once this transaction is completed, all COS shares that remain outstanding will be acquired for the same consideration offered in the Offer. Further details regarding this subsequent acquisition transaction are contained in the COS information circular and related meeting materials which are being mailed to COS shareholders in advance of the meeting and which are available on SEDAR under COS’ profile at sedar.com. COS shareholders are urged to review the circular and related materials carefully and in their entirety.

Shortly after completion of the subsequent acquisition transaction, COS expects that its common shares will be de-listed from the Toronto Stock Exchange and that an application will be made to have COS cease to be a reporting issuer in all provinces of Canada. Once the de-listing occurs, an additional amalgamation is anticipated whereby Suncor Energy Ventures Corporation (a direct wholly-owned subsidiary of Suncor) and the entity resulting from the COS Amalgamation will undertake a subsequent amalgamation. This newly amalgamated entity will also be named Suncor Energy Ventures Corporation and will continue to carry on the business and operations of COS with all of its assets and liabilities as a direct wholly-owned subsidiary of Suncor.

NOTICE TO U.S. HOLDERS

The offering of Suncor shares in connection with the COS Amalgamation is being made by a Canadian issuer pursuant to a multijurisdictional disclosure system adopted by the United States that permits the circular for the COS Amalgamation and related meeting materials (collectively. the “Amalgamation Documents”) to be prepared in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Amalgamation Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their COS shares and the acquisition of Suncor’s common shares by them as described in the Amalgamation Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Amalgamation Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor, COS and the other Suncor subsidiaries involved with the COS Amalgamation are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Amalgamation Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons and other entities may be located outside the United States.

THE SUNCOR COMMON SHARES CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THE COS AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE AMALGAMATION DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Suncor filed a registration statement on Form F-80 in respect of the COS Amalgamation with the SEC on February 22, 2016, which includes the Amalgamation Documents. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the COS Amalgamation. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE COS AMALGAMATION AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website

(www.sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the subsequent acquisition transaction, and the timing and completion of a subsequent acquisition transaction, the subsequent de-listing of the COS common shares from the Toronto Stock Exchange, the application for COS to cease to be a reporting issuer in all Provinces of Canada and the further amalgamation involving Suncor Energy Ventures Corporation. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Users of this information are cautioned that actual events may differ materially as a result of, among other things, assumptions that Suncor and COS will receive all necessary approvals, certificates and registrations in connection with such transactions and applications in the timelines and in a manner consistent with Suncor’s current expectations.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s Offer documents, including its take-over bid circular and all amendments thereto, the Amalgamation Documents, Suncor’s fourth quarter report to shareholders dated February 3, 2016, Suncor’s 2014 Annual Report and Suncor’s most recently filed Annual Information Form/Form 40-F and other documents Suncor and COS file from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such risk factors are incorporated herein by reference.

Copies of these documents are available, and copies of Suncor’s early warning report to be filed in connection with the additional take-up COS shares under the Offer will be available, without charge from the Corporate Secretary of Suncor Energy Inc. at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to Suncor’s profile on SEDAR at sedar.com (and, where applicable, on EDGAR at sec.gov) or, in the case of the Offer documents and the Amalgamation Documents, by referring to the COS profile on SEDAR at sedar.com or Suncor’s profile on EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

NOT AN OFFER

This press release does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell any securities of COS or Suncor. The offering of Suncor shares in connection with the COS Amalgamation is made exclusively by means of, and subject to the terms and conditions set out in, the Amalgamation Documents, as they may be amended from time to time.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com